Exhibit 99.1

Qutoutiao Announces Pricing of Upsized Follow-on Public Offering of American Depositary Shares

SHANGHAI, April 3, 2019 (GLOBE NEWSWIRE) — Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), an innovative and fast-growing mobile content platform company in China, today announced the pricing of an upsized public offering (the “Offering”) of 3,327,868 American Depositary Shares (“ADSs”) by the Company, every four of which represent one Class A ordinary share of the Company, and 6,672,132 ADSs by several shareholders (the “Selling Shareholders”), at a public offering price of US$10 per ADS. The underwriters will have a 30-day option to purchase up to an aggregate of 1,500,000 additional ADSs from the Company.

The Company expects to use the net proceeds from the Offering for general corporate purposes. The Company will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

Citigroup Global Markets Inc., Deutsche Bank Securities Inc., CLSA Limited, Jefferies LLC, Haitong International Securities Company Limited and Lighthouse Capital International Inc. are acting as joint bookrunners for the Offering.

A registration statement related to these securities has been filed with, and declared effective by, the United States Securities and Exchange Commission (the “SEC”). This announcement shall not constitute an offer to sell or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Offering is being made only by means of a prospectus forming part of the effective registration statement. A copy of the prospectus relating to this Offering may be obtained by contacting: Citigroup Global Markets Inc., Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, NY 11717; Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, United States, telephone: 800-503-4611, email: prospectus.CPDG@db.com, Attention: Prospectus Group; CLSA Limited, 18/F, One Pacific Place, 88 Queensway, Hong Kong, telephone: +852 2600 8107, or by email: ProjectFun2@CLSA.com; Jefferies LLC, Attn: Equity Syndicate Prospectus Departments, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at Prospectus_Department@Jefferies.com; Haitong International Securities Company Limited, 9/F, Li Po Chun Chambers, 189 Des Voeux Road Central, Hong Kong, telephone: +852 2848 4333, or by email: ecm@htisec.com; or Lighthousecap International Inc., 3801, China Life Financial Center, 88 Yincheng Road, Pudong New Area, Shanghai, telephone: +86 21 6045 0967, or by email: Philji@lighthousecap.cn.

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of which are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content feed industry; Qutoutiao’s ability to manage its costs and expenses; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC, including the Company’s registration statement on Form F-1. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com